09059069

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49647

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DRESDNER KLEINWORT SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK	NEW YORK	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
YOKO HUBLEY 212-895-6359
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 PARK AVENUE	NEW YORK	NEW YORK	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BARBARA BROOKS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DRESDNER KLEINWORT SECURITIES LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY FRANCES FOX
Notary Public, State of New York
No. 01FO4982264
Qualified in Queens County
Commission Expires May 28, 2011

Notary Public

Signature

PRINCIPAL FINANCIAL OFFICER, DIRECTOR

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (O) Supplementary report of independent accountants on internal control pursuant to SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DRESDNER KLEINWORT SECURITIES LLC
(A Wholly Owned Subsidiary of Dresdner Bank AG)

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

SEC
Mail Processing
Section
MAR 02 2009
Washington, DC
103

Independent Auditors' Report

The Board of Managers and Member
Dresdner Kleinwort Securities LLC:

We have audited the accompanying statement of financial condition of Dresdner Kleinwort Securities LLC (the Company) (a wholly owned subsidiary of Dresdner Bank AG) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of the statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dresdner Kleinwort Securities LLC as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2009

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

DRESDNER KLEINWORT SECURITIES LLC
(A Wholly Owned Subsidiary of Dresdner Bank AG)

Statement of Financial Condition

December 31, 2008

(Dollars in thousands)

Assets

Cash	$	43,777
Securities purchased under agreements to resell (including $49,386 segregated under federal regulations)		598,374
Deposits with clearing organizations		40,889
Securities borrowed		4,037,510
Collateral accepted for securities loaned		1,247,281
Receivable from broker-dealers and clearing organizations		233,303
Receivable from customers		397,208
Financial instruments owned:		
Marketable, at fair value (including $40,206 segregated under federal and $95,875 pledged to counterparties)		176,501
Not readily marketable, at estimated fair value		372
Accrued interest and dividends receivable		29,603
Other assets		7,654
Total assets	$	6,812,472

Liabilities and Member's Equity

Liabilities:		
Securities sold under agreements to repurchase	$	624,151
Securities loaned		3,428,805
Obligation to return collateral accepted for securities loaned		1,247,281
Payable to broker-dealers and clearing organizations		340,657
Payable to customers		206,144
Financial instruments sold, not yet purchased, at fair value		147,695
Accrued interest and dividends payable		43,373
Accounts payable, accrued expenses, and other liabilities		14,983
		6,053,089
Commitments and contingencies (note 12)		
Subordinated borrowings		400,000
Member's equity		359,383
Total liabilities and member's equity	$	6,812,472

See accompanying notes to statement of financial condition.

(1) Organization and Business

Dresdner Kleinwort Securities LLC (the Company) is a registered broker and dealer under the Securities Exchange Act of 1934 and a registered introducing broker under the Commodity Exchange Act. The Company is a limited liability company and a wholly owned subsidiary of Dresdner Bank AG (Dresdner), a financial institution organized under the laws of the Federal Republic of Germany, which was ultimately owned by Allianz SE at December 31, 2008. The Company is a member of various securities and commodities exchanges, and its business activities are part of the global investment bank, Dresdner Kleinwort (DKIB).

The Company acts as a broker and dealer in domestic and foreign equity securities and corporate debt obligations and is a primary dealer in U.S. government and agency securities. It also engages in financing activities using these securities as collateral, including repurchase and reverse repurchase agreements and securities borrowing and lending. The Company provides investment banking and financial advisory services in connection with corporate and structured finance transactions.

On August 31, 2008, Allianz SE announced the future sale of its investment in Dresdner to Commerzbank AG (Commerzbank), another financial institution organized under the laws of the Federal Republic of Germany. On January 12, 2009, the sale was consummated and the Company became a wholly owned indirect subsidiary of Commerzbank. Management of Commerzbank is currently determining the lines of business in which it wishes to operate and the legal entities through which it will transact its business in the United States.

(2) Significant Accounting Policies

(a) Basis of Financial Information

This financial statement is presented in conformity with accounting principles generally accepted in the United States of America. Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosure of contingent assets and liabilities. These estimates and assumptions are management's best judgments at the time and are evaluated and updated on an ongoing basis as additional information becomes available, circumstances change, and anticipated as well as unanticipated events occur. Because liquidity, volatility, demand, etc., cannot be precisely determined in advance, actual results could differ significantly from these estimates and will be reflected in the periods in which they occur. Current market conditions increase the risk and complexity of the judgments in these estimates, see note 14.

(b) Financial Instruments Owned and Sold

Customers buy and sell securities through the Company on an agency or principal basis. Agency transactions are recorded on settlement date. Principal transactions with customers or other counterparties are recorded on trade date and are carried at fair value in financial instruments owned and financial instruments sold, not yet purchased. In addition, exchange traded futures and options on futures are used by the Company for trading purposes, including economic hedges of other trading instruments, and are carried at fair value on a trade-date basis.

(Continued)

Fair value is defined under Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 was adopted by the Company on January 1, 2008, and establishes a hierarchy of inputs for measuring value:

Level 1 inputs – Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.

Level 2 inputs – Quoted prices in inactive markets for identical instruments, quoted prices in active markets for similar instruments, other observable inputs (interest rates and yield curves) or other inputs derived from/corroborated by observable market data.

Level 3 inputs – Best information available when no observable market activity for the asset or liability exists at the measurement date.

In valuing its positions, the Company uses listed market prices for exchange traded securities and derivatives and prices quoted by independent brokers and dealers for U.S. government and other over-the-counter securities. As such, the Company's trading positions are generally classified in Level 1.

(c) Resale and Repurchase Agreements

Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (reverse repurchase agreements) use corporate and U.S. government obligations, are treated as short-term collateralized financing transactions and are carried at their contractual amounts. Reverse repurchase agreements and repurchase agreements with the same counterparty and maturity are presented net in the statement of financial condition when the terms of the agreements permit netting under FASB Interpretation (FIN) No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*.

(d) Securities Lending Activities

Securities borrowed and securities loaned transactions require the borrower to deposit cash, letters of credit, or other collateral with the lender and are recorded at the amount of cash collateral advanced or received. With respect to securities loaned, the Company receives collateral in the form of cash or other securities. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the fair value of the applicable securities. The Company monitors the fair value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate.

(e) Collateral

The Company has identified in securities owned, pledged to counterparties, the fair value of securities it owns which counterparties have the right to sell or repledge. The Company has also disclosed the fair value of collateral it received which it has the ability to sell or repledge and its obligation to return the collateral.

(f) Translation of Foreign Currencies

End of period exchange rates are used to translate foreign currency balances and financial instruments denominated in foreign currencies.

(g) Income Taxes

The Company is a single member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity, and as such, the results of the Company's operations are included in Dresdner's U.S. federal, state, and local income tax returns. On a pro forma basis, the Company records income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, on a separate company basis, pursuant to which it is required to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of its assets and liabilities as well as for uncertainties. Decisions as to the final tax treatment will continue to be made by Dresdner and recorded in Dresdner's financial statements. A valuation allowance is established for any portion of its deferred tax asset for which a tax benefit is not expected to be realized.

(h) Pension and Other Postretirement Benefit Plans

The Company participates in two retirement plans sponsored and administered by Dresdner Kleinwort Services LLC (the Service Company). The plans are accounted for in a manner similar to those of multi-employer defined contribution plans.

(i) Stock Compensation

The Company also participates in the DKIB Stock Plan, which is administered by the Service Company. Compensation expense is recognized over the relevant vesting periods based on the grant date fair values of the stock awards.

(j) New Accounting Pronouncements

FIN No. 48, *Accounting for Uncertainty in Income Taxes*, was issued in June 2006 to clarify the application of SFAS No. 109, *Accounting for Income Taxes*, by defining criteria that an individual tax position must meet for any part of the benefit of that position to be recognized in the statement of financial condition. A one-year deferral for certain nonpublic companies was granted in December 2008 to allow the FASB to consider providing additional guidance for pass through and other not-for-profit entities. The Company has elected to defer its implementation of the interpretation and to await its clarification.

In February 2008, the FASB issued FASB Staff Position (FSP) SFAS No. 140-3, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions*, which requires that transfers of financial assets together with repurchase financings executed contemporaneously or in anticipation of the asset transfers will be deemed to be linked under SFAS No. 140 unless specified criteria are met. The Company will apply this FSP to transactions executed on January 1, 2009, and thereafter; and it does not expect the change to have a significant effect on its financial condition.

(Continued)

Although the Company adopted SFAS No. 157, *Fair Value Measurements*, on January 1, 2008, application of the statement's provisions to nonfinancial assets and liabilities was deferred until the year beginning January 1, 2009, by the FASB. Because the Company's nonfinancial assets and liabilities are not significant, the application of this remaining aspect of SFAS No. 157 is not expected to have a material effect on its financial condition.

SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133*, was issued in March 2008 and will be effective for the Company when it issues its statement of financial condition for years and interim periods beginning after November 15, 2008. The statement changes disclosure requirements for derivative instruments and hedging activities.

(3) Related Party Transactions

The Company engages in transactions with affiliates in the ordinary course of its business, which are governed by agreements among the parties.

The Company has obtained $400 million in regulatory capital in the form of subordinated borrowings from Dresdner's Grand Cayman Branch. This includes $50 million which was transferred from Dresdner Kleinwort LLC to Dresdner's Grand Cayman Branch in June 2008. The Company meets a portion of its short-term financing requirements through borrowings and repurchase agreements with affiliates. The Company has an uncollateralized, uncommitted line of credit totaling $7.4 billion with an affiliate. In addition, the Company invests excess funds with affiliates in the form of reverse repurchase agreements.

At December 31, 2008, amounts due from or to affiliates are as follows (in thousands):

Due from affiliates:		
Cash	$	311
Securities purchased under agreements to resell		253,403
Securities borrowed		1,740,283
Collateral accepted for securities loaned		1,211,390
Receivable from broker-dealers and clearing organizations		11
Receivable from customers		353,363
Accrued interest and dividends receivable		9,168
Other assets		6,203
Due to affiliates:		
Securities sold under agreements to repurchase	$	119,697
Securities loaned		861,160
Obligation to return collateral accepted for securities loaned		1,211,390
Payable to broker-dealers and clearing organizations		3,117
Payable to customers		105,176
Accrued interest and dividends payable		6,511
Accounts payable, accrued expenses, and other liabilities		1,895
Subordinated borrowings		400,000

(Continued)

(4) Fair Value of Assets and Liabilities

In accordance with SFAS No. 157, the Company groups its financial assets and financial liabilities measured at fair value in three levels based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, as well as U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets. At December 31, 2008, Level 1 securities include 53,451 shares of the NYSE Group, which were subject to transfer restrictions at December 31, 2007, but which became fully tradable during the year. Level 2 securities are warrants on privately held companies, and Level 3 securities are equity securities and investments.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, are as follows (in thousands):

	Fair value measurements at reporting date using			
Description	**Quoted prices in active markets for identical instruments (Level 1)**	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Total**
Assets:				
Collateral accepted for securities loaned	$ 1,247,281	—	—	1,247,281
Financial instruments owned				
U.S. government	173,834	—	—	173,834
Equities	2,667	196	176	3,039
Total	$ 1,423,782	196	176	1,424,154
Liabilities:				
Obligation to return collateral accepted for securities loaned	$ 1,247,281	—	—	1,247,281
Financial instruments sold, not yet purchased				
U.S. government	147,695	—	—	147,695
Total	$ 1,394,976	—	—	1,394,976

The fair values of other financial assets and liabilities (consisting primarily of receivables from and payables to broker-dealers, clearing organizations, and customers; reverse repurchase and repurchase agreements; and securities borrowed and securities loaned) are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or

(Continued)

bear interest at market rates. The fair value of the subordinated borrowings at December 31, 2008 was $363 million.

(5) Receivable from and Payable to Broker-Dealers and Clearing Organizations

At December 31, 2008, amounts receivable and payable to broker-dealers and clearing organizations consist of the following (in thousands):

Receivable from broker-dealers and clearing organizations:		
Net receivable for trades pending settlement	$	11,339
Securities failed to deliver		54,089
Clearing organizations		167,875
	$	233,303
Payable to broker-dealers and clearing organizations:		
Securities failed to receive	$	331,561
Clearing organizations		5,742
Other		3,354
	$	340,657

(6) Trading Activities

The Company's trading activities are both customer-driven and proprietary. Its activities include domestic and international brokerage, principal trading and syndicate participation. The Company's activities also consist of trading in U.S. government and agency securities, including both customer-driven and proprietary transactions in bonds, futures, and repurchase contracts. The Company is a primary dealer in U.S. government securities, as designated by the Federal Reserve Board.

At December 31, 2008, financial instruments owned and financial instruments sold, not yet purchased, at fair value, include (in thousands):

		Financial instruments owned	Financial instruments sold, not yet purchased
U.S. government obligations	$	173,835	147,695
Equity securities		3,038	—
	$	176,873	147,695

Financial instruments sold, not yet purchased, represent obligations of the Company to deliver the financial instruments at contracted prices. These transactions may result in off-balance sheet market risk, as the Company's eventual obligation to satisfy these sales could exceed the amount recognized in the statement of financial condition.

(Continued)

Futures contracts sold have off-balance sheet risk. In connection with these contracts, there are potential market or credit risks to the Company. Credit risk relates to the potential for failure by counterparties to perform according to the terms of the contracts. Because the margin on futures contracts is adjusted daily with the applicable clearing brokers, credit risk on futures contracts is typically not significant. The Company is subject to market risk arising from unfavorable changes in the market price of the underlying financial instrument. The Company had no outstanding futures contracts as of December 31, 2008.

(7) Bank Borrowings

The Company has a $7.4 billion uncollateralized, uncommitted line of credit with an affiliate. At December 31, 2008, the Company had no borrowings outstanding under this line of credit.

(8) Restructuring and Employee Termination Costs

The Company is required to provide for the present value of future costs with respect to personnel charges arising from severance and related costs. At year-end, the respective liability is presented in accounts payable, accrued expenses, and other liabilities in the statement of financial condition. The following table summarizes the activity in 2008 with respect to this liability (in thousands):

Balance at January 1, 2008	$	5,250
Releases, net of additions		(1,517)
Payments		(3,711)
Balance at December 31, 2008	$	22

(9) Employee Compensation and Benefits

The Company participates in the Service Company's two employee retirement plans, the Cash Balance Pension Plan and the 401(k) Plan. Substantially all employees of the Company participate in the plans, and employee contributions to the 401(k) Plan are matched up to a specified limit.

The Company also participates in the DKIB Stock Plan which is administered by the Service Company and which provides for a portion of selected employees' bonuses to be distributed in the form of Allianz SE shares. The employees initially received the right to a certain number of Allianz SE shares, with the shares being distributed over the following three years. The number of shares to be distributed depends on beneficiaries leaving the Company and the operating results for the following years. If the results are positive, additional shares are distributed, whereas if the results are negative, the number of shares to be disbursed is reduced. The share awards were measured at their fair value as of the award dates, expensed over the vesting periods and adjusted to reflect forfeited shares over the life of the Stock Plan. Under the rules of the DKIB Stock Plan, no awards may be made after December 31, 2008.

The announcement of an agreed takeover of Dresdner by Commerzbank in August triggered the event provisions (Event) under the DKIB Stock Plan. As a result, the vesting period for unvested awards held by current employees at the date of the takeover in January 2009 was amended; and all awards will now vest by the end of February 2010 rather than by the end of March 2011.

(Continued)

Under the DKIB Stock Plan rules, there are two impacts of an Event on the unvested Stock Plan awards held by current employees. The first impact is the inclusion of a multiplier entitling employees to receive a multiple of their unvested awards. The second impact is to partially accelerate the vesting schedule for unvested awards. The Event provisions do not apply to Good Leavers (as defined in the DKIB Stock Plan) who do not receive a multiplier and who will continue to follow the original vesting schedule with awards vesting up to March 2011. Details of the outstanding share awards are as follows:

Date of grant	Price at grant date	Granted	Unvested, December 31, 2007	Vested	Adjusted/ forfeited	Unvested, December 31, 2008
February 2005	$ 123.04	163,119	42,915	(42,915)	—	—
February 2006	160.79	121,907	67,018	(34,251)	3,607	36,374
February 2007	215.05	53,084	40,682	(14,877)	6,328	32,133
February 2008	172.22	53,316	—	—	12,521	65,837

As of December 31, 2008, $3.9 million of unrecognized compensation costs relating to the unvested shares granted under the DKIB Stock Plan remain to be amortized in 2009 and 2010.

In addition to the above plans, the Company participates in several global compensation bonus and award plans for employees. At December 31, 2008, accrued compensation relating to these plans is $8.2 million.

(10) Subordinated Borrowings

At December 31, 2008, the Company has $200 million of subordinated borrowings outstanding with Dresdner under two subordinated note agreements which are due on April 15, 2012. One loan is for $150 million and currently bears interest at 6.3%. The second $50 million loan was transferred from Dresdner Kleinwort LLC to Dresdner's Grand Cayman Branch on June 27, 2008, and bears interest at 2.1%.

The Company also has a revolving subordinated credit agreement for $250 million with Dresdner with a scheduled maturity date of April 15, 2012. The agreement provides for interest on outstanding borrowings to be determined as of the date of the borrowings. As of December 31, 2008, the Company has borrowed $100 million, which bears interest at 2.5% and $100 million, at 4.1%.

All interest payments are reset to current market rates on a regular basis.

The subordinated notes and the revolving subordinated credit agreement have been approved by the Financial Industry Regulatory Authority (FINRA) for use by the Company in computing its net capital under the Uniform Net Capital Rule (Rule 15c3-l) of the Securities and Exchange Commission (SEC). The borrowings may not be repaid if such repayment would cause the Company to fail to maintain minimum regulatory capital.

(11) Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes and the results of its operations are included in Dresdner's U.S. federal income tax return. The results of the Company's operations are also subject to state and local taxation in the various jurisdictions in which Dresdner files

income tax returns. Dresdner has not allocated to the Company its share of income tax expense/benefit as it is disregarded for U.S. tax purposes.

The analysis of uncertain tax positions is the responsibility of Dresdner. It is Dresdner's policy to establish reserves or not to recognize tax benefits for uncertain tax positions that are less than *more likely than not* to be realized.

Treating the Company as a separate entity would have resulted in the reversal of the full valuation allowance against its deferred tax asset as the Company has returned to current and projected profitability. The deferred tax assets as of December 31, 2008 are as follows (in thousands):

Cumulative net operating losses	$	—
Temporary differences:		
Compensation-related		5,052
Other		1,800
Total deferred tax asset		6,852
Less valuation allowance		—
Net deferred tax asset	$	6,852

(12) Commitments and Contingencies

There are legal actions unasserted and pending against the Company arising out of its normal business operations. In the opinion of management, after consultation with outside counsel, the outcome of these matters will not result in a material adverse effect on the Company's financial position.

Affiliates have entered into long-term lease agreements to rent office space, which the Company rents from them on a month-to-month basis.

At December 31, 2008, the Company has commitments to sell U.S. government obligations under repurchase agreements with notional amounts of $1.0 million.

(13) Collateral

At December 31, 2008, the approximate fair values of collateral received that can be sold or repledged by the Company, before reflecting the impact of FIN No. 41, are (in thousands):

Sources of collateral:		
Securities purchased under agreements to resell	$	1,564,175
Securities received in securities borrowed vs. cash transactions		2,656,605
Securities received in securities borrowed vs. pledged transactions		1,332,855
Total	$	5,553,635

At December 31, 2008, the approximate fair values of the portions of collateral received that have been sold or repledged by the Company, before reflecting the impact of FIN No. 41, are (in thousands):

Uses of collateral:		
Securities sold under agreements to repurchase	$	1,588,532
Securities loaned out in securities loaned vs. cash transactions		3,400,461
Securities loaned out in securities loaned vs. pledged transactions		44,285
Collateral pledged out from securities borrowed vs. pledged transactions		1,049,538
Total	$	6,082,816

(14) Off-Balance Sheet Risk, Concentration of Credit Risk, and Certain Other Risks and Uncertainties

(a) Credit Risk

The Company's trading activities expose it to credit risk. This risk arises from the possibility that a counterparty to a transaction might fail to perform according to its contractual commitment, and the collateral in the transaction would be insufficient to cover the commitment.

The majority of the Company's transactions, and consequently its credit exposure, are with other broker-dealers, banks, and financial institutions. The risk of default depends on the creditworthiness of the counterparty. The Company seeks to control credit risk by following an established credit approval process, monitoring credit limits, and requiring adequate collateral levels.

In the event of a default by a counterparty, the Company would look to collateral available under the transaction. Reverse repurchase agreements and securities borrowing arrangements can result in exposure in the event of counterparty nonperformance. To mitigate this risk, and in accordance with industry practice, the Company takes possession of collateral under reverse repurchase and securities borrowed transactions. The fair value of collateral is monitored daily in relation to the related receivable (including accrued interest), and additional collateral is obtained when necessary to adequately collateralize the receivable.

The Company's customer activities also expose it to credit risk. These activities involve the execution, settlement, and financing of customer securities transactions, primarily for institutional customers. These transactions may be on a cash, margin, or delivery versus payment basis. The Company requires customers to maintain collateral in compliance with regulatory and internal guidelines. In the event of customer nonperformance, the Company may suffer a loss if the fair value of the securities in the transaction is not sufficient to satisfy the contractual amount of the transaction. This risk exists for all customer transactions during the settlement period and for margin customers thereafter.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet been made. However, based on experience, the Company expects the risk of loss to be remote.

(Continued)

(b) Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates, and foreign currency exchange rates, as well as market volatility and illiquidity. For instruments such as options and warrants, the time period during which the options or warrants may be exercised and the relationship between the current market price of the underlying instrument and the option's or warrant's contractual strike or exercise price also affects the level of market risk. A significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

(c) Operational and Support Risk

As a major intermediary in the financial markets, the Company is directly exposed to market risk and credit risk which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include:

- Operational/Settlement Risk – the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance, and/or settlement, or the inability to process large volumes of transactions.

(Continued)

- Technological Risk – the risk of loss attributable to technological limitations and hardware failure that constrain the Company's ability to gather, process, and communicate information efficiently and securely, without interruption, with customers, and in the markets where the Company participates. In addition, the Company must continue to address the technological implications that will result from regulatory and market changes.
- Legal/Documentation Risk – the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements), or errors that result in noncompliance with applicable legal and regulatory requirements.
- Financial Control Risk – the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors, and regulators is free of material errors.

(15) Regulatory Requirements

As a registered broker and dealer in securities, the Company is subject to the rules and regulations of the SEC. In connection with the SEC's Customer Protection Rule (Rule 15c3-3), $89.6 million of U.S. Treasury securities have been segregated in a special reserve bank account for the exclusive benefit of customers at December 31, 2008.

The Company is also subject to the SEC's Uniform Net Capital Rule (Rule 15c3-l). The Company has elected to compute its net capital under the "alternative method" permitted by the Rule. Under the alternative method, net capital (as defined) must exceed the greater of $1 million or 2% of aggregate debit balances arising from customer transactions (as defined by Rule 15c3-3). At December 31, 2008, the Company's net capital was $692.9 million, which was 149% of aggregate debit balances and $683.5 million in excess of its required capital.

(16) Subsequent Event

On February 2, 2009, the Company's Board of Managers declared a $2.5 million distribution of accumulated earnings which was paid to Dresdner, the Company's sole member, on February 16, 2009.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Managers and Member
Dresdner Kleinwort Securities LLC:

In planning and performing our audit of the financial statements of Dresdner Kleinwort Securities LLC (the Company) (a wholly owned subsidiary of Dresdner Bank AG), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulation thereunder, and the segregation of funds based on such computations.

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
ABN AMRO Incorporated

We have audited the accompanying statement of financial condition of ABN AMRO Incorporated (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of ABN AMRO Incorporated at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2009

ABN AMRO INCORPORATED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008
(In thousands of dollars, except share information)

ASSETS

CASH AND CASH EQUIVALENTS	$ 692,792
CASH SEGREGATED FOR REGULATORY PURPOSES	61,000
RECEIVABLES FROM BROKERS, DEALERS, AND CLEARING ORGANIZATIONS	74,138
RECEIVABLES FROM CUSTOMERS	3,678
RECEIVABLES FROM AFFILIATES	33,865
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	13,483
SECURITIES BORROWED	4,795,412
SECURITIES RECEIVED AS COLLATERAL	341,302
SECURITIES OWNED, AT FAIR VALUE	3,038
OTHER ASSETS	29,989
TOTAL	$6,048,697

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payables to brokers, dealers, and clearing organizations	$ 160,771
Payables to customers	12,629
Payables to affiliates	37,446
Securities sold under agreements to repurchase	265,000
Securities loaned	3,695,733
Obligation to return securities received as collateral	341,302
Securities sold, not yet purchased, at fair value	1,464
Other liabilities	218,148
Total liabilities	4,732,493
Commitments and contingencies (see Note 10)	
STOCKHOLDERS' EQUITY:	
Common stock, par value $1 per share — authorized, 20,000 shares; issued and outstanding, 2,000 shares	2
Additional paid-in-capital	1,978,256
Accumulated deficit	(662,054)
Total stockholders' equity	1,316,204
TOTAL	$6,048,697

See notes to financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

ABN AMRO Incorporated (the "Company") is a wholly owned subsidiary of ABN AMRO WCS Holding Company (the "Parent"). The Parent is a wholly owned subsidiary of ABN AMRO Bank N.V. (the "Bank"), which is a wholly owned subsidiary of ABN AMRO Holding N.V. ("Holding"). Holding is a wholly owned subsidiary of RFS Holdings B.V. ("RFS"). The Company is economically and financially dependent on its Parent and the Bank.

In October 2007, Holding was acquired by RFS. RFS was formed by Fortis Bank Nederland N.V. ("Fortis"), The Royal Bank of Scotland Group plc ("RBS") and an affiliate of Banco Santander, S.A. ("Santander") to acquire all of the issued and outstanding ordinary shares and all of the issued and outstanding American depository shares of Holding. RFS is a subsidiary of RBS and was consolidated by RBS for the year ended December 31, 2008. Once all customary regulatory approvals have been granted, including regulatory approval for the reorganization of Holding post-acquisition, Holding will be split between the three banks pursuant to a written Transition Plan, with the Company remaining within RBS.

The Company is a Securities and Exchange Commission ("SEC") registered securities broker-dealer, a member of the Financial Industry Regulatory Authority, and a member of all major U.S. securities exchanges. The Company provides security finance, execution and clearance services to financial institutions, corporations, governments, individual investors, professional investors, and securities dealers.

In the ordinary course of business, the Company has transactions with affiliates. The Company defines affiliates as wholly owned subsidiaries or branches of the Bank and Holding unless otherwise indicated in these financial statements.

On December 1, 2008 the UK Government through its Treasury Department became the ultimate majority shareholder of RBS. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions regarding compensation expense accruals, tax provision calculations, service fees and other matters that affect the amounts reported in the financial statements and accompanying disclosures. These estimates and assumptions are based on management's judgment and available information. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Company considers highly liquid debt instruments with an original maturity of three months or less and not held for sale in the ordinary course of business to be cash equivalents. Cash of approximately $18.7 million is held with affiliates of the Company.

Cash Segregated for Regulatory Purposes — Cash of $61.0 million is held in segregated accounts with an affiliate of the Company.

Principal Transactions — Securities owned and securities sold, not yet purchased are recorded on a trade-date basis and are stated at fair value. The Company's valuation policy follows guidelines established by the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("Statement No. 157") (see section "Fair Value Measurement" in Note 2 for further discussion).

Customer Transactions — Customer securities transactions are recorded on a settlement date basis. Customer receivables and payables include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the statement of financial condition.

Securities Purchased Under Agreements to Resell or Sold Under Agreements to Repurchase — Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are recorded at the contracted values, plus accrued interest. Resale agreements with affiliates at December 31, 2008, were approximately $8.5 million while there were no outstanding repurchase agreements.

In the normal course of business, the Company obtains securities under agreements to resell on terms that permit it to pledge or sell the securities to others. At December 31, 2008, the Company did not replace any securities with other counterparts under these terms.

The Company's policy is to take possession or control of securities with a fair value in excess of the principal amount loaned, plus accrued interest, in order to collateralize securities purchased under resale agreements. The Company monitors daily the fair value of the underlying securities that collateralize the related receivable on resale agreements, including accrued interest, and requests additional collateral when deemed appropriate. Similarly, the Company is required to provide securities to counterparties in order to collateralize securities sold under repurchase agreements. The Company's policy is to present on a net basis, in the statement of financial condition, open repurchase and resale transactions when net presentation is permitted by FASB Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* ("FIN No. 41"). At December 31, 2008, netting was not applied against resale and repurchase agreements as there were no such transactions for which netting was permitted by FIN No. 41.

Securities Borrowed and Securities Loaned — Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received, respectively. Securities borrowed transactions require the Company to deposit collateral in the form of cash or securities with the lender. The Company receives collateral in the form of cash or securities for securities loaned transactions. The Company monitors the fair value of securities borrowed and loaned on a daily basis and provides or obtains additional cash or securities as necessary to ensure such transactions are adequately collateralized. Securities borrowed and securities loaned with affiliates at December 31, 2008, were approximately $195.9 million and $1.6 billion, respectively.

In the normal course of business, the Company obtains securities borrowed on terms that permit the Company to pledge or sell the securities to others. At December 31, 2008, there was approximately $1.6 billion either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary and customer short sales.

Income Taxes — The Company accounts for income taxes under the provisions of FASB Statement No. 109, *Accounting for Income Taxes*, ("Statement No. 109") and FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN No. 48"). Under Statement No. 109, deferred income taxes are

provided based upon the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities.

In accordance with FIN No. 48, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when a trigger event occurs that requires a change.

The Company is included in a consolidated income tax return with the Parent. Income tax benefit or expense is determined on a separate legal entity basis based on the results of the entity. In accordance with a tax sharing agreement, any tax losses of the Company may be utilized to offset taxable income for other entities of the Parent. To the extent the Company incurs current year losses, profitable members within the consolidated federal income tax return compensate it for use of its current year losses but only to the extent the Company's losses are used to offset the profitable members' income. The Company did not have any uncompensated income tax related amounts outstanding or amounts due to or from the Parent at December 31, 2008.

Fair Value Measurement — Substantially all of the Company's financial instruments are recorded at fair value or contract amounts on the Company's statement of financial condition. Financial instruments recorded at fair value include securities owned and securities sold, not yet purchased.

The Company adopted Statement No. 157 for the year ended December 31, 2008. Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

- Level 2 inputs (other than quoted prices included within Level 1) are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability. Unobservable inputs reflect managements' own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The Company's assets and liabilities subject to Statement No. 157 application were all valued with Level 1 inputs at December 31, 2008.

Financial instruments carried at contract amounts have either short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at contract amounts on the statement of financial condition include receivables from and payables to brokers, dealers, and clearing organizations, securities

borrowed and securities loaned, securities purchased under agreements to resell, securities sold under agreements to repurchase, and receivables from and payables to customers.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In September 2008, the FASB issued FASB Staff Position FAS No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for the Asset is Not Active* ("FSP FAS 157-3"). FSP FAS 157-3 clarifies the application of Statement No. 157 in a market that is not active and provides an example that illustrates the key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 was effective upon issuance. The Company's adoption of FSP FAS 157-3 did not have a material impact on the Company's financial statements.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115* ("Statement No. 159"). Statement No. 159 provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. Statement No. 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. Statement No. 159 was effective for the Company as of January 1, 2008. As of December 31, 2008, the Company has not elected to apply the fair value option to any of its assets or liabilities.

4. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased at December 31, 2008, are presented below:

	Owned	Sold, Not Yet Purchased
Equity securities	$ 3,038	$ 1,464

Securities sold, not yet purchased obligate the Company to purchase the securities at a future date at then-prevailing prices which may differ from the fair value reflected in the statement of financial condition. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

5. SUBORDINATED BORROWINGS

The Company has a $600.0 million revolving subordinated borrowing facility available with the Cayman Islands branch of the Bank, which expires on January 31, 2017. There were no borrowings outstanding at any time during 2008; as such, no interest expense was incurred for the year ended December 31, 2008.

The subordinated borrowing facility has been approved by the applicable regulatory bodies, and amounts outstanding are available in computing net capital under the SEC's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the borrowing agreement provides that this debt may not be repaid.

6. SHORT-TERM BORROWINGS AND LINES OF CREDIT

The Company has two unsecured revolving credit line facilities with the Cayman Islands and London branches of the Bank. The facilities are in the amounts of $7.15 billion and $5.50 billion, respectively, for total available funding of $12.65 billion. There were no amounts outstanding at December 31 2008. In the event of a drawdown, interest would accrue at the Fed Funds rate plus ⅛ to ½ percent.

7. INCOME TAXES

Net deferred income taxes were as follows:

Assets	$ 167,779
Valuation allowance	(163,183)
Liabilities	(1,970)
Net deferred income taxes	$ 2,626

Deferred tax assets are comprised primarily of net temporary differences related to accrued expenses, deferred compensation plans, and federal net operating loss carry forwards. The federal net operating loss carry forwards totaling $89.8 million were created in 2007 and 2008 and expire between 2027 and 2028. The state and city net operating loss carry forwards totaling $599.4 million and $369.8 million, respectively, expire between 2021 and 2028 for state net operating loss carry forwards and between 2022 and 2028 for city net operating loss carry forwards. A full valuation allowance in the amount of the net operating loss carry forwards has been established at December 31, 2008.

In 2008, management determined that the net deferred tax asset would not be realized. Therefore, the above valuation allowance was established.

FIN 48 — A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance — January 1, 2008	$ 23,195
Statute expirations	(1,113)
Settlements	(1,787)
Balance — December 31, 2008	$ 20,295

If recognized, approximately all of the $20.3 million of unrecognized tax benefits ("UTB") above would affect the tax rate. As of January 1, 2008, the Company's accrual for interest and penalties that relate to income taxes was $6.0 million.

Tax years 2002 and prior have been settled with the Internal Revenue Service. The Internal Revenue Service is currently examining the Parent's federal income tax results for years 2003 – 2005. No examination has commenced for years after 2005. Illinois (1999 – 2003) and multiple other state and local jurisdictions are currently under examinations. It is possible that the balance of UTB's could increase or decrease over the next twelve months; however, management does not expect any potential change to be significant.

8. BENEFIT PLANS

Retirement Plan — The Parent sponsors a multi-employer noncontributory, defined-benefit pension plan covering substantially all U.S. salaried employees. Assets held by the plan consist primarily of shares of registered investment companies and pooled trust funds. All liabilities for the pension plan are recorded by the Parent.

Savings Plan — The Parent sponsors a savings plan under Section 401(k) of the Internal Revenue Code. Under the plan, employee contributions are partially matched by the respective subsidiary of the Parent. In addition, the respective subsidiary of the Parent may allocate a portion of its net profits to employees' accounts in the plan.

Welfare Plan — The Parent provides welfare and life insurance benefits to substantially all U.S. salaried employees and their dependents. The amount charged to expense includes welfare benefits paid to participants, net of participant contributions, and administrative costs. Life insurance premiums paid to insurance companies are recognized as an expense each pay period.

9. LEASES

The Company leases space for its principal facilities and in other buildings. The leases generally are renewable, non-cancelable, and provide for the payment of real estate taxes and certain other occupancy expenses. Future minimum lease payments and rental income relating to these arrangements are as follows:

Years Ending December 31	Minimum Lease Commitments	Sublease Income	Net Lease Commitments
2009	$ 5,426	$ 6,136	$ (710)
2010	5,639	6,357	(718)
2011	5,639	6,357	(718)
2012	5,639	6,357	(718)
2013	5,639	6,357	(718)
Thereafter	4,699	5,281	(582)
	$32,681	$36,845	$(4,164)

10. COMMITMENTS AND CONTINGENCIES

Deferred Compensation Plan — The Company sponsors a deferred compensation plan for all employees earning in excess of a predetermined amount as specified by the plan. The deferred compensation is earned over a vesting period of three years. At December 31, 2008, $73.8 million was deferred pursuant to the terms of the plan.

Discretionary Bonus — In February 2009, Holding altered the bonus remuneration policy for all Holding employees, including the Company. In accordance with the new policy, no discretionary cash bonuses will be paid out in 2009. The discretionary bonuses awarded for 2008 performance will be paid out in three equal installments in June 2010, June 2011 and June 2012. The Company has accrued the aggregate discretionary bonus amount less the estimated impact of projected forfeitures for employees leaving the Company prior to each respective payment date. At December 31, 2008, $14.2 million was accrued pursuant to the terms of the plan.

Litigation — From time to time, the Company may be involved in certain legal and regulatory proceedings arising out of the conduct of its business. Management believes, based on currently available information and after consultation with counsel, that the resolution of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial position.

Guarantees — In the normal course of business, the Company provides guarantees to securities clearing houses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearing houses often require members to post collateral. The Company's obligations under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. The Company believes that it is unlikely it will have to make material payments under these arrangements, and no liabilities related to these agreements have been recognized in the financial statements at December 31, 2008.

Other Commitments — In the normal course of business, the Company may enter into underwriting and other commitments. There were no unsettled transactions open at December 31, 2008.

11. CONCENTRATION RISK

The Company may at times be subject to concentration risk by holding large positions or committing to hold large positions in certain types of securities, securities of a single issuer, including governments, issuers located in a particular geographic area, or issuers engaged in a particular industry. Positions taken and commitments made by the Company, including underwriting, often involve substantial amounts and significant exposure to individual issuers and businesses. The Company did not have any significant concentrations at December 31, 2008. In addition, substantially all of the collateral held by the Company for reverse repurchase agreements consists of securities issued by the U.S. government and agencies corporations. The Company seeks to limit concentration risk through the use of risk and credit systems, monitoring, and procedures.

12. CUSTOMER TRANSACTIONS

In the normal course of business, the Company's activities involve the clearance, execution, settlement, and financing of various broker-dealer and customer securities, and derivative transactions (collectively, "customer transactions"). These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

The Company requires customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company also has credit guidelines that limit the Company's credit exposures to any single counterparty. Specific credit risk

limits based on the credit guidelines are also in place for each type of counterparty. In the event a customer fails to satisfy its obligations, the Company may be required to liquidate the customer's position and to purchase or sell the customer's collateral at then-prevailing market prices. The Company monitors the margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. Management believes the margin deposits held at December 31, 2008, are adequate to minimize the risk of material loss that could be created by the positions currently held. For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. Additionally, the Company may pledge securities as collateral to satisfy margin deposits of various clearing organizations. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

13. RELATED-PARTY TRANSACTIONS

In the ordinary course of business, the Company has transactions with its U.S. and global affiliates for which it exchanges market rate consideration. The Company provides investment advisory, research, securities execution, securities lending, and clearing services to affiliates. Affiliates provide data processing, operational, and other support services to the Company.

Cash overdrafts of approximately $4.8 million within other liabilities on the statement of condition are held with affiliates of the Company.

14. REGULATORY REQUIREMENTS

The Company is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934 (the "Rule") and has elected to compute its net capital requirements under the alternative method as permitted by the Rule. This method requires broker-dealers to maintain net capital equal to the greater of 2% of aggregate debit items arising from customer transactions or its minimum requirement. At December 31, 2008, net capital of approximately $1.25 billion was approximately $1.25 billion in excess of required net capital.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are all subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

As a clearing broker-dealer, and pursuant to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934, the Company has elected to compute on a stand-alone broker-dealer basis a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. This allows each correspondent broker-dealer firm settling their proprietary securities transactions through a broker-dealer providing clearing services to classify their assets held by the clearing broker-dealer as allowable assets in the correspondent's broker-dealers net capital calculation. The Company did not have a PAIB reserve requirement at December 31, 2008.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2009

ABN AMRO Incorporated

In planning and performing our audit of the financial statements of ABN AMRO Incorporated (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 27, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report is considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

KPMG

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and future commissions merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2009